UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

CEA ACQUISITION CORPORATION

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

12513Q107

(Cusip Number)

January 18, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

13G
CUSIP No. 12513Q107

1.	Name of Reporting Person: Sapling, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 261,800

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 261,800

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 261,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9): 5.3%

12.	Type of Reporting Person* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT

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SCHEDULE 13G

     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Sapling, LLC, a Delaware limited liability company (“Sapling”), relating to shares of common stock of CEA Acquisition Corporation, a Delaware corporation (the “Issuer”), purchased by Sapling. Fir Tree Value Master Fund, LP, a Cayman Islands exempted limited partnership (“Fir Tree Master”), is the sole member of Sapling and Fir Tree, Inc., a New York corporation (“Fir Tree”), is the manager of Sapling.

Item 1(a)	Name of Issuer.

CEA Acquisition Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.

101 East Kennedy Boulevard, Suite 3300
Tampa, Florida 33602

Item 2(a)	Name of Person Filing.

Sapling, LLC

Item 2(b)	Address of Principal Business Office.

535 Fifth Avenue
31st Floor
New York, New York 10017

Item 2(c)	Place of Organization.

Sapling is a Delaware limited liability company.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $.0001 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

12513Q107

Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

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Item 4	Ownership.

(a)	Sapling is the beneficial owner (as defined in Rule 13d-3) of 261,800 shares of Common Stock.

(b)	Sapling is the beneficial owner (as defined in Rule 13d-3) of 5.3% of the outstanding shares of Common Stock. This percentage is determined by dividing the number of shares beneficially held by 4,900,000, the number of shares of Common Stock issued and outstanding as of November 9, 2004, as reported in the Issuer’s most recent current report on Form 10-QSB dated November 15, 2004.

(c)	Sapling may direct the vote and disposition of the 261,800 shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Fir Tree Master, as the sole member of Sapling, has the right to receive dividends from and the proceeds from the sale of the Common Stock.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: January 28, 2005

SAPLING, LLC

By:	FIR TREE, INC., its Manager

By: /s/ Jeffrey Tannenbaum

Name: Jeffrey Tannenbaum
Title: President

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